SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No __X__

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Nexus Telocation Systems Ltd. Announces Q3/2002 Financial Results

Givatayim, Israel, February 17, 2003 – Nexus Telocation Systems Ltd. (OTCBB: NXUS) (“Nexus” or ““Company”), a leading provider of Location Based Services (LBS) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2002.

Nexus’ net loss for the three months ended September 30, 2002 was $1.8 million compared to a net loss of $2.5 million in the third quarter of 2001, a decrease of 26% for the corresponding quarter of 2001. Basic loss per share for the three months ended September 30, 2002 was $0.16 compared to the basic loss per share of $0.23 for the third quarter of 2001.

The Company’s net loss for the nine months ended September 30, 2002 was $5.8 million compared to a net loss of $5.4 million in the first nine months of 2001. Basic loss per share for the nine months ended September 30, 2002 was $0.51 compared to the basic loss per share of $0.54 for the first nine months of 2001.

Results were mainly affected by the continued losses of NexusData, the Company’s fully owned subsidiary (See “Subsequent Events”) as well as from the overall slow-down and political uncertainties in some of the Company’s main customers’ countries – Venezuela and Israel. However, the company’s operation in Argentina has significantly improved in the third quarter achieving its growth plans.

Subsequent Events

As previously announced, the Company received a term sheet from DBSI, a leading Israeli investment house, to invest at least US$ 2Million in the Company. The investment has been approved by the Company’s shareholders recently and is planned to be closed by the end of February 2003 although no assurance can be provided it will be closed as planned.

As a condition to the said investment, and in line with the Company’s intention to focus its operation on Location Based Services – NexusData has been sold to a US group of investors in December. The closing of the transaction has been completed in January, and the Company is expected to recognize a significant capital gain of around US$8Million in Q1/2003.

The Company has already presented in its Q3/2002 results the effect of NexusData discontinued operation.

Commenting on the results, Mr. Shlomo Sadowsky, President & CEO of Nexus said: “Third & forth quarter were not easy for us. The markets’ instability caused a significant slow-down in the demand for our products within our two main customers – and the negative effect of NexusData’s continued investments made it no easier for us affecting mainly our plans for signing new sales agreements and fielding our system in China. Yet, towards the year-end and more notably — at the beginning of 2003 I see reasons for optimism: The indications of higher demands in South America for our LBS products, the impressive growth of Tracsat, our Argentinean subsidiary, the increased demand and performance for Pointer in Israel, the successful implementation of the company restructuring plan enabling us to cut our burn rate significantly since year end, the progress of our ASAP project in Europe planned to be demonstrated by mid year in the Netherlands and the planned signing of the DBSI funding will enable us return to growth focusing on our LBS core business” concluded Sadowsky.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Nexus Telocation security services business is performed through business partners in Israel, Venezuela, Argentina, and Russia .

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company’s affiliates’ products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any evisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P and Chief financial Officer
Tel.: 011-972-3-572 3111
e-mail: RonenS@nexus.co.il

CONDENSED CONSOLIDATED BALANCE SHEETSU.S.
dollars in thousands

	September 30,		December 31,
	2002	2001	2001
	Unaudited		Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$78	$756	$1,002
Short-term deposits	41	86	75
Trade receivables	1,229	2,537	3,191
Other accounts receivable and prepaid expenses	818	1,584	1,123
Inventory	2,052	1,949	1,694

Total current assets	4,218	6,912	7,085

LONG-TERM INVESTMENTS:
Investment in affiliate	2,023	3,366	2,763
Severance pay fund	503	390	429

	2,526	3,756	3,192

PROPERTY AND EQUIPMENT, NET	678	2,218	1,213

OTHER ASSETS, NET	236	302	286

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	2,807	2,165	1,712

	$10,465	$15,353	$13,488

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Short-term loans and bank credit, net	$3,757	$2,728	$3,335
Trade payables	1,581	1,983	2,759
Other accounts payable and accrued expenses	1,505	2,318	2,689

Total current liabilities	6,843	7,029	8,783

LONG-TERM LIABILITIES:
Accrued severance pay	867	698	745
Convertible debentures	1,015	--	--

	1,882	698	745

MINORITY INTEREST	--	147	--

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	10,507	6,477	7,599

TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	(8,767)	1,002	(3,639)

	$10,465	$15,353	$13,488

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S.dollars in thousands (except per share data)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2002	2001	2002	2001	2001
	Unaudited				Audited
Revenues	$5,312	$9,882	$876	$3,408	$12,483
Cost of revenues	3,292	8,023	666	3,080	10,187

Gross profit	2,020	1,859	210	328	2,296

Operating expenses:
Research and development, net	1,050	1,334	400	460	1,654
Sales and marketing	1,012	1,778	333	784	2,225
General and administrative	1,103	1,363	323	373	1,821
Allowance for doubtful accounts	539	411	8	--	411

	3,704	4,886	1,064	1,617	6,111

Operating loss	(1,684)	(3,027)	(854)	(1,289)	(3,815)
Financial income (expenses), net	181	257	80	116	233
Other income (expenses)	(680)	1,091	--	35	574

Loss before minority interest in losses of subsidiary	2,183	1,679	774	1,138	3,008
Minority interest in losses of subsidiary	--	99	--	68	191

Loss from continuing activities	2,183	1,580	774	1,070	2,817
Loss from discontinued operations, net	3,596	3,814	1,054	1,397	5,646

Loss for the period	$5,779	$5,394	$1,828	$2,467	$8,463

Basic and diluted loss per share from
continuing operations (in U.S. $)	$0.19	$0.16	$0.07	$0.10	$0.28
Basic and diluted loss per share from
discontinuing operations (in U.S. $)	$0.32	$0.38	$0.09	$0.13	$0.55

Total basic and diluted loss per share (in U.S. $ )	$0.51	$0.54	$0.16	$0.23	$0.83

Weighted average number of shares
outstanding (in thousands)	11,289	9,919	11,289	10,890	10,162

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. By: /s/ —————————————— Yaron Sheinman Chairman of the Board of Directors

Date: February 23, 2003